Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of May 2005	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

For further information, please contact:	May 12th 2005
Maurizio Dessolis	FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

DE RIGO

reports sales results for the first quarter of 2005

De Rigo S.p.A. (NYSE: DER) posted net sales of EUR 130.9 m 1 for the first quarter of 2005, a decrease of 6.0% as compared with the same period last year.

Highlights of the Group’s unaudited sales results for the first quarter of 2005 include:

Consolidated net sales were EUR 130.9 m, as compared with EUR 139.2 m posted in the first quarter of 2004. Foreign currency effects had a negative impact of 1.0% on net sales.[2]
Wholesale & manufacturing sales amounted to EUR 39.7 m, a decrease of 6.1% from EUR 42.3 m posted in the first quarter of 2004. Foreign currency effects had a negative impact of 0.4% on wholesale & manufacturing sales.
Sales through the retail companies amounted to EUR 95.1 m, a decrease of 4.8% from EUR 99.9 m posted in the first quarter of 2004. Foreign currency effects had a negative impact of 1.2% on retail sales.

In this release, De Rigo is reporting net sales on a consolidated basis, as well as sales for each of its two principal business segments. In calculating its consolidated net sales, De Rigo has eliminated the intercompany sales between the Group’s business segments, as detailed in the following table:

1 The Group reports its results in Euro. On May 10th, 2005, the Euro/U.S. Dollar exchange rate, as fixed by the European Central Bank, was EUR 1 = USD 1.2854. The financial results reported in this press release have not been audited by the Group’s independent public accountants and are presented on the basis of accounting principles generally accepted in Italy (“Italian GAAP”).
2 In addition to reporting its Italian GAAP results, the De Rigo Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of its operating results into Euro. In doing so, the Group has calculated its sales for the first quarter of 2005 on the basis of the same average exchange rates used to calculate sales for the first quarter of 2004. The Company believes that these non-GAAP financial measures provide useful information to both management and investors by allowing a comparison of sales performance on an exchange rate neutral basis. See the table on page 2 of this release. The De Rigo Group's method of calculating sales performance excluding the impact of changes in exchange rates may differ from methods used by other companies.

SALES BY BUSINESS SEGMENT
(Euro in millions)

	1Q 2004	1Q 2005		1Q 2005	1Q 2005
			%	Effect of	Sales at	%
	Sales	Sales	change	application of	constant	change
				constant	exchange rates
				exchange rates	(Non-GAAP)

Wholesale & Manufacturing	42.3	39.7	-6.1%	0.2	39.9	-5.7%
Retail	99.9	95.1	-4.8%	1.2	96.3	-3.6%
- D&A	63.5	59.1	-6.9%	1.2	60.3	-5.0%
- GO	36.4	36.0	-1.1%	0.0	36.0	-1.1%
Elimination of Intercompany Sales	-3.0	-3.9	+30.0%	0.0	-3.9	+30.0%

Consolidated net sales	139.2	130.9	-6.0%	1.4	132.3	-5.0%

Consolidated net sales

The Group’s consolidated net sales of EUR 130.9 m were broken down as follows: eyewear sales of EUR 60.2 m, lens sales of EUR 39.6 m, contact lens sales of EUR 18.7 m and other sales and revenues of EUR 12.4 m, as compared with sales of EUR 65.6 m, EUR 42.0 m, EUR 18.6 m and EUR 13.0 m, respectively, for the first quarter of 2004.

Foreign currency translation differences had a negative effect on consolidated net sales, particularly with regard to the translation into Euro of sales made in Japanese Yen, Pounds Sterling and Hong Kong Dollars, as the average exchange rate for these currencies in the first quarter of 2005 was less favourable to the Group than that during the first quarter of 2004.

Analysing consolidated net sales by geographic area, net sales in Europe amounted to EUR 118.1 m, a decrease of 6.7%, primarily as a result of lower sales through the Group’s retail companies and a decline in wholesale sales in certain markets. Net sales in the Rest of the World increased by 7.9% to EUR 10,9 m, reflecting the Group’s positive results in the Far East. Net sales in the Americas amounted to EUR 1.9 m, a decrease of 24.0%, primarily as a result of lower sales in the US market.

De Rigo’s overall consolidated net sales results reflected the contribution of each of the Group’s principal business segments:

Wholesale & manufacturing

Wholesale & manufacturing sales amounted to EUR 39.7 m, a decrease of 6.1% from EUR 42.3 m posted in the first quarter of 2004. Foreign exchange rates had a negative impact of 0.4% on sales, reflecting the appreciation of the Euro against certain currencies in which De Rigo makes sales.

Wholesale & manufacturing sales in the first quarter were impacted by the expiry of the Group’s license agreement with Fendi as of the end of 2004. Management expects that the negative impact on the segment’s sales of the expiry of the Fendi license will eventually be more than offset by increased sales under the new license agreements De Rigo has signed with Chopard, Ermenegildo Zegna, Escada and Jean Paul Gaultier during the last quarter of 2004 and first quarter of 2005. However, deliveries of Chopard and Escada branded eyewear have only started recently, while those of Ermenegildo Zegna and Jean Paul Gaultier have not yet started. As a result, sales of the new brands contributed less to the segment’s sales during the first quarter of 2005 than those of Fendi-branded eyewear during the first quarter of last year.

Retail

Sales through the retail companies amounted to EUR 95.1 m, a decrease of 4.8% from EUR 99.9 m posted in the first quarter of 2004.

The following table sets forth certain data on the sales and store network of De Rigo’s two retail chains: D&A, one of the leading retailers in the British optical market and GO, the leading retail chain in the Spanish optical market.

	1Q 2004 Euro in millions	1Q 2005 Euro in millions	% Change	31 Mar 04 Owned stores	31 Mar 05 Owned stores	Unit change	31 Mar 04 Franchised stores	31 Mar 05 Franchised stores	Unit change

D&A	63.5	59.1	-6.9%	232	234	+2	143	140	-3
GO	36.4	36.0	-1.1%	143	150	+7	14	20	+6

Total Retail	99.9	95.1	-4.8%	375	384	+9	157	160	+3

D&A’s sales were EUR 59.1 m, a decrease of 6.9% as compared with sales of EUR 63.5 m posted in the first quarter of 2004. Sales declined by 5.0% in Pound Sterling terms, less than in Euro Terms, reflecting the decrease of the Pound Sterling’s value against the Euro. Same store sales per working day in Pound Sterling terms decreased by 4.6% . Sales of franchised stores during the period amounted to EUR 16.0 m, a decrease of 9.1%; in Pound Sterling terms, sales of franchised stores decreased by 7.3% .

D&A’s sales were negatively affected by a general slowdown in the British optical market, as management believes D&A has essentially maintained its market share in value terms; the sales decline also reflected a reduction in the number of working days during the period due to the Easter holiday falling in March.

At March 31, 2005, D&A operated a network of 234 owned shops and 140 franchised shops.

GO’s same store sales continued to grow, rising by 1.2% on top of the 8.4% increase posted in the first quarter of 2004: two-years same store sales increase was 9.7% . However, a reduction in the number of working days due to the Easter holiday falling in March was reflected in an 1.1% decline in GO’s total sales, which decreased to EUR 36.0 m from the EUR 36.4 m posted in the first quarter of 2004. The chain’s sales were also negatively affected by bad weather conditions during the months of January and February.

At March 31, 2005, GO operated a network of 150 owned shops and 20 franchised shops, having opened a net total of 7 owned shops and 6 franchised shops during the last twelve months.

*****

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Chopard, Escada, Etro, Fila, Furla, Jean Paul Gaultier, La Perla, Mini and Ermenegildo Zegna, as well as its own brands Police, Sting and Lozza.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2005	DE RIGO S.p.A. By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer